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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Manugistics Group, Inc.
(Name of Issuer)
Common Stock, $0.002 par value per share
(Title of Class of Securities)
565011103
(CUSIP Number)
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 N. 87th Street
Scottsdale, AZ 85260-3649
(480) 308-3000

Copies to:

Paul E. Hurdlow, P.C.
DLA Piper Rudnick Gray Cary US LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-6875
(512) 457-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	565011103	Page	2	of	7

1	NAMES OF REPORTING PERSONS: JDA Software Group, Inc. (86-0787377)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,768,014(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,768,014((2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based on data provided to JDA Software Group, Inc. by Manugistics Group, Inc.

(2)	Based on data provided to JDA Software Group, Inc. by Manugistics Group, Inc. Beneficial ownership of the common stock referred to herein is being reported hereunder solely because JDA Software Group, Inc. may be deemed to have beneficial ownership of 20,768,014 shares of Manugistics Group, Inc. common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among JDA and certain stockholders of Manugistics Group, Inc. and the irrevocable proxy statements associated therewith. The filing of this Schedule 13D shall not be construed as an admission that JDA is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Manugistics Group, Inc.

(3)	Based upon 84,142,830 common shares of Manugistics Group, Inc. common stock outstanding on April 20, 2006 (as represented by Manugistics Group, Inc. in the Agreement and Plan of Merger dated as of April 24, 2006 by and between Manugistics Group, Inc. and JDA Software Group, Inc.) and a number of certain rights to acquire common shares of Manugistics Group, Inc. common stock as provided to JDA Software Group, Inc. by Manugistics Group, Inc.

CUSIP NO. 565011103	SCHEDULE 13D	Page 3 of 7 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, par value $0.002 per share (“Common Stock”), of Manugistics Group, Inc., a Delaware corporation ( “Manugistics”). The address of the principal executive office of Manugistics, the issuer, is 9715 Key West Avenue, Rockville, MD 20850.
Item 2. Identity and Background.
     This statement is filed by JDA Software Group, Inc. (“JDA”), a corporation organized under the laws of the State of Delaware. JDA’s principal business is providing software solutions designed specifically to address the demand and supply chain management, business process, decision support, inventory transaction support, e-commerce, inventory optimization and replenishment, collaborative planning and forecasting, space and floor planning, and store operations requirements of the retail industry and its suppliers. The address of JDA’s principal business and principal office is 14400 N. 87th Street, Scottsdale, AZ 85260-3649.
     The names, business addresses, citizenship, and present principal occupation or employment of the directors and executive officers of JDA are as set forth in Annex 1 hereto and incorporated herein by this reference.
     Neither JDA, nor, to its knowledge, any person listed in Annex 1 hereto has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As an inducement for JDA to enter into the Merger Agreement (as defined in Item 4 below) with Manugistics, and in consideration thereof, certain beneficial owners of an aggregate of 20,768,014 shares of Manugistics Common Stock (the “Stockholders”) entered into a voting agreement, each dated as of April 24, 2006, with JDA (the “Voting Agreement”) whereby each Stockholder has agreed to vote with respect to such Stockholder’s shares of Manugistics Common Stock, and have appointed JDA as such Stockholder’s proxy and attorney-in fact to vote such shares as described in Item 4 below. No funds were used and no funds are to be used by JDA in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were acquired by JDA as part of the package of agreements as described in Item 4 below. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 10.1, respectively, to JDA’s Current Report on Form 8-K/A filed on April 27, 2006 and are incorporated by reference herein.

CUSIP NO. 565011103	SCHEDULE 13D	Page 4 of 7 Pages
Item 4. Purpose of Transaction.
     Manugistics, JDA and Stanley Acquisition Corp., a wholly-owned subsidiary of JDA (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of April 24, 2006 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Manugistics, with Manugistics becoming a wholly-owned subsidiary of JDA (the “Merger”). At the effective time of the Merger, each and every share of Manugistics outstanding common stock (except any shares held by stockholders properly electing appraisal rights) will be converted into the right to receive $2.50 in cash.
     As stated in Item 3 above, the Voting Agreement was entered into as an inducement for, and in consideration of, JDA’s entering into the Merger Agreement. The Merger is subject to the approval of the Manugistics stockholders, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, certain financing conditions and other closing conditions.
     Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote its shares of Manugistics Common Stock in favor of the Merger. JDA, and such designees as it may name, were appointed as the Stockholder’s attorney-in-fact and each Stockholder executed an irrevocable proxy to vote such Stockholder’s shares of Common Stock for the limited purposes set forth above, with respect to any meeting of the stockholders of Manugistics or any consent in lieu of any such meeting or otherwise. As of January 24, 2006, the Stockholders beneficially owned 20,768,014 shares of Manugistics Common Stock in the aggregate, which represents 23.8% in the aggregate of all of the outstanding shares of Manugistics Common Stock.
     None of the Stockholders were paid any additional consideration in connection with entering into the Voting Agreement. The Stockholders have agreed, subject to limited exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any shares of Manugistics Common Stock beneficially owned or acquire by them until the termination of their respective Voting Agreement. The Voting Agreement and proxy terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been terminated in accordance with its terms, (b) an amendment to the Merger Agreement in a manner that reduces the aggregate consideration to be paid to any Stockholder upon consummation of the Merger or changes the nature of the consideration in any way other than a change that does not change the amount of the cash consideration to be received by such Stockholders in the Merger and (c) the Effective Time.
     There can be no assurance that the Merger will occur. Should the Merger be consummated, Manugistics Common Stock will cease to be listed on the NASDAQ Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     The foregoing summary of certain provision of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Form 8-K/A of JDA filed on April 27, 2006 and the exhibits attached thereto, including the Merger Agreement and the Voting Agreement.
Item 5. Interest in Securities of the Issuer.
     a) – b) As of the filing date of this Schedule 13D, as a result of the Voting Agreement, JDA may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of; and (ii) shared power to vote or direct the vote of, 20,768,014 shares of Manugistics Common Stock, which represents 23.8% of the shares of Manugistics Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement.
     Apart from the terms and conditions set forth in the Voting Agreement, JDA is not entitled to any rights of a stockholder of Manugistics. JDA does not, other than as specified in the Voting Agreements, have (1) sole or shared power to vote or direct the vote of Manugistics’ Common Stock; or (2) sole or shared power to dispose or direct the disposition of Manugistics Common Stock.

CUSIP NO. 565011103	SCHEDULE 13D	Page 5 of 7 Pages
     JDA disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by JDA as to the beneficial ownership of such shares.
     To JDA’s knowledge, no shares of Manugistics Common Stock are beneficially owned by any of the person identified in Annex 1 hereto.
     c) Except as set forth or incorporated herein, Neither JDA nor, to JDA’s knowledge, any of the individuals referred to in Annex 1 hereto, has effected any transaction in Manugistics Common Stock during the past 60 days.
     d) Except as set forth in this Statement, to the knowledge of JDA, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Stockholders.
     e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference. To JDA’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such person and any other person, with respect to any securities of Manugistics.
Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger, dated April 24, 2006, by and between Manugistics Group, Inc., Stanley Acquisition Corp. and JDA Software Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed April 27, 2006).

2.	Form of Voting Agreement, dated as of April 24, 2006 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed April 27, 2006).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 4, 2006

JDA Software Group, Inc.
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer

Annex 1
Information Concerning Executive Officers and
Directors of JDA Software Group, Inc.
     The current corporate officers and directors of JDA Software Group, Inc. are listed below. The current business address of each person is 14400 N. 87th Street, Scottsdale, Arizona 85260-3649 and the current phone number is (480) 308-3460. Unless otherwise noted, each of the individuals listed below is, to JDA’s knowledge, a United States citizen.
1. Officers of JDA Software Group, Inc.

Name	Present Position with JDA

Hamish N. J. Brewer	President and Chief Executive Officer

Kristen L. Magnuson	Executive Vice President and Chief Financial Officer

Christopher J. Koziol	Chief Operating Officer

Michael Bridge	Senior Vice President and General Counsel

David R. King	Senior Vice President, Product Development

Christopher J. Moore	Senior Vice President, Customer Support Solutions

Wayne J. Usie	Senior Vice President of the Americas
2. Directors of JDA Software Group, Inc.

Name	Position/Present Principal Occupation or Employment

James D. Armstrong*	Chairman of JDA Software Group, Inc.

Michael Gullard	General Partner of Cornerstone Management

William C. Keiper	President and Chief Executive Officer of Hypercom Corporation

Douglas G. Marlin	Former President and principal owner of Marlin Ventures, Inc.

Jock Patton	Private investor

*	Mr. Armstrong is a citizen of Canada.